Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated December 30, 2010, and the related Letter of Transmittal and any amendments and supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Todd Shipyards Corporation

at

$22.27 Net Per Share

by

Nautical Miles, Inc.,

a wholly-owned subsidiary of

Vigor Industrial LLC

Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Todd Shipyards Corporation, a Delaware corporation (“Todd”), at a price of $22.27 per Share (the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2010 (collectively with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (collectively with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 28, 2011, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 22, 2010, by and among Parent, Purchaser and Todd (collectively with any amendments and supplements thereto, the “Merger Agreement”), pursuant to which, after in certain cases completion of the Offer and in any event the satisfaction or waiver of certain conditions, Purchaser will merge with and into Todd (the “Merger”), with Todd continuing as the surviving corporation in the Merger as a wholly-owned subsidiary of Parent. In the Merger, and each issued and outstanding Share (other than Shares owned by Parent, Purchaser or Todd, or by any stockholder of Todd who is entitled to and properly exercises appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase. As a result of the Merger, Todd will cease to be a publicly traded company. The Merger Agreement is more fully described in the Offer to Purchase.

        The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (i) that the number of Shares that have been validly tendered and not properly withdrawn before the Expiration Date, together with any Shares then owned by Parent and its subsidiaries and the number of Shares that may be validly issued as Top-Up Shares (as defined below), equals at least 90% of the Shares outstanding as of the Expiration Date on a fully diluted basis (the “Minimum Tender Condition”); (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable federal, state or foreign laws regulating competition and the receipt of any required approval from a governmental entity that is necessary for the consummation of the transactions contemplated by the Merger Agreement; (iii) the receipt by Parent or Merger Sub (either directly or through their subsidiaries) of proceeds under (a) a Debt Commitment Letter from GE Capital Markets, Inc., General Electric Capital Corporation and KeyBank National Association and (b) a Mezzanine Debt Commitment Letter from Endeavour Structured Equity and Mezzanine Fund I, LP (together, the “Financing Proceeds Condition”); (iv) the absence of any law, judgment, or injunction in effect that could reasonably be expected to directly or indirectly have certain effects on the transactions contemplated by the Merger Agreement or Parent, Todd or any of their respective subsidiaries; (v) that since December 22, 2010, there has not occurred any change, event or occurrence that, individual or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as defined in the Offer to Purchase); (vi) that the board of directors of Todd has not withdrawn or changed its recommendation that holders of Shares tender their shares in the Offer and, if necessary, vote their Shares in favor of the adoption of the Merger Agreement to approve the Merger; (vii) that if the exercise of the Top-Up (as defined below) is necessary to ensure that Parent and Purchaser collectively own at least 90% of the Shares immediately after the completion of the Offer, there does not exist under applicable law or other legal restraint any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up, and the Shares issuable upon exercise of the Top-Up, together with any Shares held by Parent and Purchaser (including Shares validly tendered in the Offer), constitute at least 90% of the outstanding Shares; (viii) that as of immediately prior to the closing of the purchase of the Shares, Todd is solvent, (ix) that a Triggering Event (as defined in the Offer to Purchase) has not occurred and remains continuing, (x) that Todd and Parent have not reached an agreement that the Offer or the Merger Agreement be terminated, and (xi) that Frank Foti, the President and Chief Executive Officer of Parent, has not died or become disabled. The Offer is also subject to other conditions described in the Offer to Purchase.

After careful consideration, the board of directors of Todd by a unanimous vote of the disinterested directors (i) determined that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Todd and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and all of the transactions contemplated by the Merger Agreement and (iii) recommended that the stockholders of Todd tender their Shares pursuant to the Offer and, to the extent required by law, approve the Merger and the Merger Agreement.

Todd has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser will exercise immediately following consummation of the Offer, if necessary, to purchase from Todd the number of Shares (the “Top-Up Shares”) that, when added to the Shares already owned by Parent or any of its subsidiaries following consummation of the Offer, constitutes one Share more than 90% of the then outstanding Shares. If Parent, Purchaser and any of their respective affiliates acquire more than 90% of the outstanding Shares, including through exercise of the Top-Up, each of Parent, Purchaser and Todd will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger under Section 253 of the General Corporation Law of the State of Delaware without action of the stockholders of Todd.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (the “NYSE”), Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of Todd). Todd may elect to extend the No-Shop Period Start Date (as defined in the Offer to Purchase) for up to 14 days, which will extend the Original Expiration Date (as defined in the Offer to Purchase) for an equal period of time. If at any Expiration Date (as defined in the Merger Agreement) (i) any condition of the Offer other than the Financing Proceeds Condition is not satisfied or waived, Parent will extend the Offer for up to ten business days (the number of days to be mutually agreed by Parent and Todd) and (ii) the only condition of the Offer not satisfied is the Financing Proceeds Condition, then Parent may elect to extend the Offer for one and only one extension of less than five business days. If, after the application of the extension provisions just described, at any Expiration Date (i) any condition of the Offer other than the Financing Proceeds Condition is not satisfied or waived, Parent must extend the Offer in consecutive increments of up to five business days (or such longer period as Parent and Todd agree) provided that if the Proxy Statement Clearance Date (as defined below) has occurred on or prior to February 11, 2011, then no such extension is required, but at Parent’s or Todd’s election, the Offer will be extended in increments of up to five business days (or such longer period as Parent and Todd agree) each until the Proxy Statement Clearance Date, and (ii) the only condition of the Offer not satisfied is the Financing Proceeds Condition, then Parent may elect to extend the Offer for one and only one extension of less than five business days, but only to the extent Parent has not exercised a similar extension right described in the second bullet above. Parent must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the NYSE applicable to the Offer, but is not required to extend the offer under this provision beyond February 11, 2011.

“Proxy Statement Clearance Date” means the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by Todd related to the adoption of the Merger Agreement by Todd stockholders, including the first date following the tenth calendar day following the filing of the preliminary proxy statement if the SEC has not informed Todd that it intends to review the proxy statement. In no event will Purchaser be required to extend the Offer beyond March 11, 2011.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer.

On the terms of and subject to the conditions to the Offer and the Merger Agreement, Purchaser will, and Parent will cause Purchaser to, accept and pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer as soon as practicable after the prior to the Expiration Date of the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (which we refer to as the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after February 28, 2011, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this announcement. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and its determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Todd has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Todd’ stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt by a holder of Shares of cash in exchange for its Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a holder of Shares will recognize gain or loss equal to the difference between (i) the amount of cash received pursuant to the Offer or the Merger and (ii) its adjusted tax basis in the Shares exchanged therefor. For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of exchanging Shares in the Offer or the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

        Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

110 Wall Street, 27th floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 493-3910

All Others Call Toll Free: (800) 576-4314

email: info@phoenixadvisorypartners.com

The Depositary for the Offer is:

By Registered or Certified Mail:	By Facsimile Transmission:	By Overnight Courier:
American Stock Transfer	American Stock Transfer	American Stock Transfer
& Trust Company, LLC	& Trust Company, LLC	& Trust Company, LLC
Operations Center	Facsimile: (718) 234-5001	Operations Center
Attention: Reorganization Department	For assistance call (877) 248-6417	Attention: Reorganization Department
P.O. Box 2042	or (718) 921-8317	6201 15th Avenue
New York, New York 10272-2042		Brooklyn, New York 11219

December 30, 2010